Exhibit 12.1

NN, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended December 31, 2012 through 2016

(in thousands except ratio amounts)

	For Fiscal Years Ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Income before provision for income taxes and minority interest	(7,309)		(22,950)		13,172		25,178		20,341
Fixed charges	67,584		33,205		13,325		3,148		4,842
Distributed income of equity investees	3,706		2,868		2,538		—		—
Pre-tax losses (gains) of equity investees	6,427		5,440		1,646		—		—
Less: Interest capitalized	(1,571)		(1,375)		(946		—		(173)

Total Adjusted Earnings	68,837		17,188		29,735		28,326		25,010

Fixed Charges:
Interest expense	58,986		28,145		10,051		1,827		3,054
Capitalized interest	1,571		1,375		946		—		173
Amortization of debt issuance costs	4,168		1,754		844		547		824
Interest estimate within rental expense	2,859		1,931		1,484		774		791

Total Fixed Charges	67,584		33,205		13,325		3,148		4,842

Ratio of Earnings to Fixed Charges	1.0	x	0.5	x	2.2	x	9.0	x	5.2	x